UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934

23ANDME HOLDING CO.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

90138Q 108

(CUSIP Number)

Victoria A. Whyte

GSK plc

980 Great West Road

Brentford, Middlesex TW8 9GS

England

Telephone: +44 (0)208 047 5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 16, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GSK plc
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 39,660,487 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 39,660,487 (1)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,660,487 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2% (2)
14.	TYPE OF REPORTING PERSON (see instructions) CO

 Footnote:

(1) Represents shares of the Issuer’s Class A common stock, par value $0.0001 per share (the “Class A Common Stock”) that may be obtained upon the conversion of shares of Class B Common Stock (“Class B Common Stock”) held by the reporting persons. Class B Common Stock, which is not registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is convertible into shares of Class A Common Stock at the option of the holder on a share-for-share basis.

(2) The percentage reported herein is based upon (i) 259,768,376 shares of Class A Common Stock of 23andMe Holding Co. (the “Issuer”) outstanding as of July 29, 2022, as reported in the Issuer’s Form 10-Q furnished with the Securities and Exchange Commission (the “SEC”) on August 9, 2022 (the “Form 10-Q”), and (ii) 39,660,487 shares of Class B Common Stock held directly by Glaxo Group Limited (“GGL”), an indirect wholly owned subsidiary of GSK plc ("GSK").

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the Class A Common Stock of 23andMe Holding Co. (the “Issuer”), a Delaware incorporated company. The Issuer’s principal executive offices are located at 349 Oyster Point Boulevard South San Francisco, California 94080.

This Schedule 13D was inadvertently filed late, and was required to be filed upon the reporting persons’ ownership of more than 5% caused by the acquisition on June 16, 2021 of 39,660,487 Class B Common Stock, which represented 29.9% of the Issuer’s Class A Common Stock outstanding as of June 16, 2021, based on the Class A Common Stock outstanding as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on June 21, 2021, and the Class B Common Stock held by GGL.

Item 2. Identity and Background.

This Statement is being filed on behalf of GSK plc (“GSK”), a public limited company incorporated under the laws of England and Wales. GSK and its subsidiaries constitute a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together, with its principal offices located at 980 Great West Road, Brentford, Middlesex TW8 9GS, England. Set forth in Schedule 1 to this Statement are the name, business address and present principal occupation or employment and citizenship of each executive officer and director of GSK. The Issuer’s Class B Common Stock is held directly by Glaxo Group Limited (“GGL”).

During the last five years prior to the date hereof, neither GSK nor, to the best knowledge of GSK, any of the other person with respect to whom information is given in response to this Item 2 has been convicted in a criminal proceeding or been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source or Amount of Funds or Other Consideration.

Prior to Closing (as defined below) in connection with the Business Combination (as defined below), GSK, through GGL and in connection with the Collaboration Agreement (as defined below), purchased 39,660,487 shares of Class B Common Stock post Share Conversion Ratio (as defined below) of the Issuer. The consideration for the Issuer’s Class B Common Stock was obtained from working capital of GGL.

 Item 4. Purpose of Transaction.

Plan of Business Combination

All of the securities reported herein as beneficially owned by GSK were acquired pursuant to the transactions contemplated by the certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of February 4, 2021, by and among the Issuer (f/k/a VG Acquisition Corp. (“VGAC”)), Chrome Merger Sub, Inc., a Delaware corporation and wholly owned direct subsidiary of VGAC (“Merger Sub”), and 23andMe, Inc., a Delaware corporation (“23andMe”), as subsequently amended by that certain First Amendment to the Merger Agreement, dated as of February 13, 2021 (the “First Amendment”), and that certain Second Amendment to the Merger Agreement, dated as of March 25, 2021 (the “Second Amendment”).

On June 16, 2021 (the “Closing Date”), VGAC filed a notice of deregistration with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and filed a certificate of incorporation and a certificate of corporate domestication with the Secretary of State of the State of Delaware, under which VGAC was domesticated and continued as a Delaware corporation, changing its name to “23andMe Holding Co.” (the “Domestication”).

On the Closing Date, the Issuer consummated the merger transaction contemplated by the Merger Agreement, whereby Merger Sub merged with and into 23andMe, the separate corporate existence of Merger Sub ceased and 23andMe became the surviving corporation and a wholly owned subsidiary of the Issuer (the “Merger” and, together with the Domestication, the “Business Combination”).

Immediately prior to the effective time of the Merger, each share of 23andMe preferred stock, which consisted of the shares of (i) Series A preferred stock, par value $0.00001 per share, of 23andMe, (ii) Series B preferred stock, par value $0.00001 per share, of 23andMe, (iii) Series C preferred stock, par value $0.00001 per share, of 23andMe, (iv) Series D preferred stock, par value $0.00001 per share, of 23andMe, (v) Series E preferred stock, par value $0.00001 per share, of 23andMe, (vi) Series F preferred stock, par value $0.00001 per share, of 23andMe, and (vii) Series F-1 preferred stock, par value $0.00001 per share, of 23andMe, converted into one share of Class B common stock, par value $0.00001 per share, of 23andMe (the “23andMe Class B Common Stock”) (such converted shares, the “23andMe Converted Preferred Shares”).

As a result of and upon the closing of the Business Combination (the “Closing”), among other things, (i) each share of Class A common stock, par value $0.00001 per share, of 23andMe (“23andMe Class A Common Stock”) (other than dissenting shares) was canceled and converted into the right to receive the applicable portion of the merger consideration comprised of shares of Class A Common Stock, as determined pursuant to the Share Conversion Ratio (as defined below), (ii) each share of 23andMe Class B Common Stock, including the 23andMe Converted Preferred Shares, was canceled and converted into the right to receive the applicable portion of the merger consideration comprised of Class B Common Stock, as determined pursuant to the Share Conversion Ratio, and (iii) each restricted stock unit and outstanding option to purchase 23andMe Class A Common Stock and 23andMe Class B Common Stock (whether vested or unvested) was assumed by the Issuer and converted into comparable restricted stock units and options that are exercisable for shares of Class A Common Stock, as applicable, with a value determined in accordance with the Share Conversion Ratio (and, with regard to options that are intended to qualify as “incentive stock options” under Section 422 of the Internal Revenue Code, in a manner compliant with Section 424(a) of the Internal Revenue Code). The “Share Conversion Ratio” is equal to 2.293698.

Effective upon the Closing, 17,291,068 shares of the 23andMe’s Class B Common Stock held by GGL were canceled and converted into 39,660,487 shares of the Issuer’s Class B Common Stock.

GSK Collaboration Agreement

In July 2018, the Issuer and GlaxoSmithKline Intellectual Property (No.3) Limited, an affiliate of GSK, entered into a four-year exclusive drug discovery and development collaboration agreement (the “Collaboration Agreement”) for collaboration on identification and development of therapeutic agents with a unilateral option for GSK to extend the term for an additional year. The Issuer’s activities under the Collaboration Agreement, which include reporting, drug target discovery, and joint steering committee participation, represent one combined performance obligation to deliver research services. In addition, the Collaboration Agreement, along with subsequent amendments, provides GSK the right to include certain identified pre-existing Issuer programs in the collaboration at GSK’s election, each of which is considered distinct from the research services.

Registration Rights Agreement

In connection with the Business Combination, the Issuer, VG Acquisition Sponsor LLC (the “Sponsor”), GGL, and certain stockholders of the Issuer (the “RRA Stockholders” and, together with the Sponsor, the “RRA Parties”), entered into the Amended and Restated Registration Rights Agreement, dated as of June 16, 2021 (the “Registration Rights Agreement”), pursuant to which the RRA Parties are entitled to registration rights in respect of certain shares of Class A Common Stock and certain other equity securities of the Issuer that are held by the RRA Parties from time to time.

The descriptions of the agreements in this Item 4 of the Schedule 13D are summaries only and are qualified in their entireties by the actual terms of each such agreement, which are incorporated herein by reference.

Other than as described above, GSK has no plans or proposals that would result in:

a.	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

b.	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

c.	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

d.	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

e.	any material change in the present capitalization or dividend policy of the Issuer;

f.	any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed−end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

g.	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

h.	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter−dealer quotation system of a registered national securities association;

i.	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

j.	any action similar to any of those enumerated above.

GSK expects to review from time to time its investment in the Issuer and may, depending on the Issuer’s business, assets, operations, financial condition, prospects and other factors: (i) purchase additional shares of common stock, options or other securities of the Issuer in the open market, in privately negotiated transactions or otherwise; (ii) sell all or a portion of the shares of common stock, options or other securities now beneficially owned or hereafter acquired by it; (iii) propose one or more directors for the Issuer’s board of directors; (iv) engage in discussions, negotiations or enter into other transactions with a view to obtaining direct or indirect control of the Issuer; (v) acquire assets of the Issuer and its subsidiaries; and (vi) engage in such other proposals as GSK may deem appropriate under the circumstances, including plans or proposals which may relate to, or could result in, any of the matters referred to in clauses (a) through (j), above.

Also, consistent with its investment intent, GSK may engage in communications with, without limitation, one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer regarding the Issuer, including but not limited to its operations, governance and control.

Item 5. Interest in Securities of the Issuer.

The information included in Item 3 of this Schedule 13D is incorporated herein by reference herein.

a.	GSK beneficially owns 39,660,487 shares of Class B Common Stock, which represents 13.2% of the 259,768,376 shares of Class A Common Stock of the Issuer outstanding as of July 29, 2022, as reported in the Issuer’s Form 10-Q on August 9, 2022 and the 39,660,487 shares of Class B Common Stock held by GGL.

b.	GSK has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of 39,660,487 Class B Common Stock held by GGL.

c.	Except as described herein, no transaction in shares of common stock were effected during the past 60 days by GSK.

d.	No person, other than GSK is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of common stock beneficially owned by GSK.

e.	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as disclosed in Item 4 of this Statement, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between GSK or the SLPs and any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

Descriptions of documents set forth on this Schedule are qualified in their entirety by reference to the exhibits listed in this Item 7.

Exhibit	Name
1	Agreement and Plan of Merger, by and among VG Acquisition Corp., Chrome Merger Sub, Inc., and 23andMe, Inc., dated as of February 4, 2021 (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K (File No. 001-39587), filed with the SEC on February 4, 2021).
2	First Amendment to the Agreement and Plan of Merger, by and among VG Acquisition Corp., Chrome Merger Sub, Inc., and 23andMe, Inc., dated as of February 13, 2021 (incorporated by reference to Exhibit 2.2 to the Issuer’s Registration Statement on Form S-4 (File No. 333-254772), filed with the SEC on May 13, 2021).
3	Second Amendment to the Agreement and Plan of Merger, by and among VG Acquisition Corp., Chrome Merger Sub, Inc., and 23andMe, Inc., dated as of March 25, 2021 (incorporated by reference to Exhibit 2.3 to the Issuer’s Registration Statement on Form S-4/A (File No. 333-254772), filed with the SEC on May 13, 2021).
4	Amended and Restated Registration Rights Agreement, by and among 23andMe Holding Co., VG Acquisition Sponsor LLC, and certain stockholders party thereto, dated as of June 16, 2021 (incorporated by reference to Exhibit 10.4 of the Issuer’s Current Report on Form 8-K (File No. 001-39587), filed with the SEC on June 21, 2021).
5	Collaboration Agreement, dated as of July 24, 2018, by and between 23andMe, Inc. and GlaxoSmithKline Intellectual Property (No.3) Limited (incorporated by reference to Exhibit 10.17 to the Registration Statement on Form S-4/A (File No. 333-254772), filed with the SEC on May 13, 2021).
6	First Amendment to Collaboration Agreement, dated as of April 8, 2019, by and between 23andMe, Inc. and GlaxoSmithKline Intellectual Property (No.3) Limited (incorporated by reference to Exhibit 10.18 to the Registration Statement on Form S-4/A (File No. 333-254772), filed with the SEC on May 13, 2021).
7	Second Amendment to Collaboration Agreement, dated as of January 13, 2021, by and between 23andMe, Inc. and GlaxoSmithKline Intellectual Property (No. 3) Limited (incorporated by reference to Exhibit 10.19 to the Registration Statement on Form S-4/A (File No. 333-254772), filed with the SEC on May 13, 2021).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 4, 2022

GSK plc

By:	/s/ Victoria A. Whyte
Name:	Victoria A. Whyte
Title:	Authorized Signatory

Schedule 1

Name	Business Address	Principal Occupation or Employment	Citizenship
Board of Directors
Emma Walmsley	980 Great West Road Brentford Middlesex TW8 9GS, England	Executive Director and Chief Executive Officer	British
Charles Bancroft	980 Great West Road Brentford Middlesex TW8 9GS, England	Company Director	US
Elizabeth McKee Anderson	980 Great West Road Brentford Middlesex TW8 9GS, England	Company Director	US
Dr. Hal Barron	269 E. Grand Avenue, South San Francisco, CA 94080	Company Director	US
Dr. Anne Beal	980 Great West Road Brentford Middlesex TW8 9GS, England	Company Director	US
Dr. Harry (Hal) Dietz	980 Great West Road Brentford Middlesex TW8 9GS, England	Company Director	US
Dr. Jesse Goodman	980 Great West Road Brentford Middlesex TW8 9GS, England	Company Director	US
Iain Mackay	980 Great West Road Brentford Middlesex TW8 9GS, England	Executive Director & Chief Financial Officer	British
Urs Rohner	980 Great West Road Brentford Middlesex TW8 9GS, England	Company Director	Swiss
Dr. Vishal Sikka	980 Great West Road Brentford Middlesex TW8 9GS, England	Company Director	US
Sir Jonathan Symonds	980 Great West Road Brentford Middlesex TW8 9GS, England	Chairman and Company Director	British

Name	Business Address	Principal Occupation or Employment	Citizenship
GSK Leadership Team
Emma Walmsley	980 Great West Road Brentford Middlesex TW8 9GS, England	Executive Director and Chief Executive Officer	British
Roger Connor	980 Great West Road Brentford Middlesex TW8 9GS, England	President, Vaccines & Global Health	Irish
Diana Conrad	980 Great West Road Brentford Middlesex TW8 9GS, England	Chief People Officer	Canadian
James Ford	980 Great West Road Brentford Middlesex TW8 9GS, England	SVP and Group General Counsel, Legal and Compliance	British & US
Sally Jackson	980 Great West Road Brentford Middlesex TW8 9GS, England	SVP, Global Communications and CEO Office	British
Iain Mackay	980 Great West Road Brentford Middlesex TW8 9GS, England	Executive Director & Chief Financial Officer	British
Luke Miels	980 Great West Road Brentford Middlesex TW8 9GS, England	Chief Commercial Officer	Australian
Shobana Ramakrishnan	980 Great West Road Brentford Middlesex TW8 9GS, England	Chief Digital & Technology Officer	US
David Redfern	980 Great West Road Brentford Middlesex TW8 9GS, England	President, Corporate Development	British
Regis Simard	980 Great West Road Brentford Middlesex TW8 9GS, England	President, Global Supply Chain	French & British
Philip Thomson	980 Great West Road Brentford Middlesex TW8 9GS, England	President, Global Affairs	British
Deborah Waterhouse	980 Great West Road Brentford Middlesex TW8 9GS, England	CEO, ViiV Healthcare	British
Dr. Tony Wood	980 Great West Road Brentford Middlesex TW8 9GS, England	Chief Scientific Officer	British